SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of August 9, 2007 – Results for the Full Year Ended June 29, 2007 (US GAAP).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria,
Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Six Months Ended June 29, 2007 (US GAAP)

HIGHLIGHTS FOR THE HALF YEAR

•      Volume of 936 million unit cases, 16 % ahead of the same period in 2006;

•      Operating profit of €312.5 million versus €229.0 million, 36% increase compared to the prior year;

•      Net income of €213.7 million versus €176.8 million, 21% increase compared to the same period in 2006.

SECOND QUARTER HIGHLIGHTS

•      Volume of 549 million unit cases, 15% ahead of the same period in 2006;

•      Operating profit of €258.0 million versus €202.3 million, 28% increase compared to the same period in 2006.

•      Net income of €191.4 million versus €177.0 million, 8% increase compared to the same period in 2006.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“We are pleased to report another strong quarter of robust volume growth and operating margin expansion, despite higher raw material costs and additional investment in our sales capabilities in the established markets. Based on the strong momentum we have seen in the first half of the year, we are confident in our prospects for the balance of the year and accordingly, are raising our full year guidance.

The second quarter also marked improved and sustainable margin expansion in the developing markets, continued strong profitability in Bulgaria and Romania post EU accession as well as further investments in Russian production capacity to further extend our market leadership in this high growth market.”

August 9, 2007

Coca-Cola Hellenic Bottling Company S.A.

Results for the Six Months Ended June 29, 2007 (US GAAP)

Coca-Cola Hellenic Bottling Company S.A. (‘the Company’ or ‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people.  The Company shares are listed on the Athens Stock Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of accounting principles generally accepted in the United States (‘US GAAP’). The Company also prepares financial information under International Financial Reporting Standards (‘IFRS’), which are available on our website:

www.coca-colahbc.com.

Conference Call

The Company will host a conference call with financial analysts to discuss the first half of 2007 financial results on August 9, 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio web cast of the calls through the Company’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	e-mail: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Manager	e-mail: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: anna.konoplianikova@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	e-mail: greg.quine@fd.com

US press contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jim.olecki@fd.com

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No. 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	June 29, 2007	June 30, 2006
	(euro in millions, except per share data)

Net sales revenue	€2,969.7	€2,531.5
Cost of goods sold	(1,768.8)	(1,544.3)
Gross profit	1,200.9	987.2

Selling, delivery and administrative expenses	(888.4)	(758.2)
Operating profit	312.5	229.0

Interest expense	(40.8)	(37.3)
Interest income	4.6	3.8
Other income	0.3	—
Other expenses	(0.2)	(1.1)
Income before income taxes	276.4	194.4

Income tax expense	(66.9)	(27.4)
Share of income of equity method investees	9.5	11.7
Minority interests	(5.3)	(1.1)
Net income before cumulative effect of accounting change	213.7	177.6

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes of €0.2m	—	(0.8)
Net income	€213.7	€176.8

Basic and diluted net income per share (in €):	0.88	0.73

See notes to the consolidated financial statements on pages 11 to 19

	Three Months Ended
	June 29, 2007	June 30, 2006
	(euro in millions, except per share data)

Net sales revenue	€1,768.9	€1,509.1
Cost of goods sold	(1,030.2)	(914.7)
Gross profit	738.7	594.4

Selling, delivery and administrative expenses	(480.7)	(392.1)
Operating profit	258.0	202.3

Interest expense	(20.5)	(19.4)
Interest income	2.4	2.6
Other income	0.3	—
Other expenses	1.3	(0.3)
Income before income taxes	241.5	185.2

Income tax expense	(55.0)	(16.0)
Share of income of equity method investees	8.2	7.4
Minority interests	(3.3)	0.4
Net income before cumulative effect of accounting change	191.4	177.0

Cumulative effect of accounting change for Statement No. 123(R) adoption, net of applicable income taxes	—	—
Net income	€191.4	€177.0

Basic net income per share (in €):	0.79	0.74
Diluted net income per share (in €):	0.79	0.73

See notes to the consolidated financial statements on pages 11 to 19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	June 29, 2007	December 31, 2006
	(euro in millions)
Assets
Current assets:
Cash and cash equivalents	€293.0	€288.7
Trade accounts receivable, less allowance of €37.7m in 2007 and €36.4m in 2006	851.8	640.4
Inventories	529.6	389.7
Receivables from related parties	92.0	90.8
Taxes receivable	10.1	9.9
Deferred income taxes	59.1	44.4
Prepaid expenses	126.8	86.8
Derivative assets	9.1	4.8
Other current assets	90.3	61.5
Total current assets	2,061.8	1,617.0

Property, plant and equipment:
Land	128.9	132.8
Buildings	871.8	854.2
Returnable containers	248.8	241.1
Production and other equipment	3,014.0	2,801.5
	4,263.5	4,029.6
Less accumulated depreciation	(1,898.5)	(1,769.9)
	2,365.0	2,259.7
Construction in progress	195.6	156.3
Advances for equipment purchases	37.1	70.2
	2,597.7	2,486.2

Investments in equity method investees	329.8	316.9
Deferred income taxes	26.4	35.8
Other tangible non-current assets	64.1	35.9
Franchise rights	1,988.2	1,997.4
Goodwill and other intangible assets	808.9	798.4
Total assets	€7,876.9	€7,287.6

See notes to the consolidated financial statements on pages 11 to 19

	As at
	June 29, 2007	December 31, 2006
	(euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€213.7	€269.3
Accounts payable	351.0	274.3
Accrued expenses	667.8	480.4
Dividends payable	86.9	—
Amounts payable to related parties	206.0	160.1
Deposit liabilities	112.7	100.7
Income taxes payable	71.4	46.8
Deferred income	19.8	25.6
Deferred income taxes	4.4	5.4
Derivative liabilities	4.3	1.2
Current portion of capital lease obligations	50.9	33.9
Total current liabilities	1,788.9	1,397.7

Long-term liabilities:
Long-term debt	1,470.5	1,516.4
Capital lease obligations, less current portion	125.0	82.2
Cross currency swap payables relating to borrowings	139.3	122.0
Deferred income taxes	699.8	683.1
Deferred income	92.7	89.1
Employee benefit obligations and other long-term liabilities	207.1	175.4
Total long-term liabilities	2,734.4	2,668.2

Minority interests	64.4	65.0

Shareholders’ equity:
Ordinary shares, €0.50 par value: 242,067,916 shares (2006: 242,067,916) authorized, issued and outstanding	121.0	121.0
Additional paid-in capital	1,721.8	1,719.0
Deferred compensation	(1.1)	(0.7)
Retained earnings	1,322.6	1,190.2
Accumulated other comprehensive income	124.9	127.2
Total shareholders’ equity	3,289.2	3,156.7
Total liabilities and shareholders’ equity	€7,876.9	€7,287.6

See notes to the consolidated financial statements on pages 11 to 19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Six Months Ended
	June 29, 2007	June 30, 2006
	(euro in millions)
Operating activities
Net income	€213.7	€176.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	173.0	156.4
Amortization	0.4	0.2
Stock option compensation expense	2.8	1.8
Impairment charges on property, plant and equipment	—	11.3
Deferred income taxes	9.9	(14.7)
Losses / (gains) on disposal of non-current assets	2.1	(18.7)
Minority interests	5.3	1.1
Share of income of equity method investees	(9.5)	(11.7)
Cumulative effect of accounting change for Statement No. 123(R) adoption, before income taxes	—	1.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(309.5)	(231.4)
Inventories	(138.4)	(86.1)
Accounts payable and accrued expenses	338.9	246.1
Net cash provided by operating activities	288.7	232.1

Investing activities
Purchases of property, plant and equipment	(220.2)	(206.8)
Proceeds from disposals of property, plant and equipment	4.4	27.0
Cash payments for acquisitions, net of cash acquired	(12.8)	(66.6)
Net proceeds from sale / (payments for purchase) of investments and other assets	0.3	(0.1)
Net cash used in investing activities	(228.3)	(246.5)

Financing activities
Proceeds from issuance of debt	25.3	564.0
Payments on debt	(82.7)	(453.5)
Support payments from TCCC for cold drink equipment placement	11.1	27.7
Payments on capital lease obligations	(8.0)	(6.7)
Dividends paid to shareholders of the Company and to minority interests	(1.5)	(73.2)
Net cash (used in) / provided by financing activities	(55.8)	58.3

Effect of exchange rates on cash	(0.3)	(3.4)
Net increase in cash and cash equivalents	4.3	40.5

Cash and cash equivalents at beginning of year	288.7	168.5
Cash and cash equivalents at end of period	€293.0	€209.0

See notes to the consolidated financial statements on pages 11 to 19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(euro in millions)
As at December 31, 2005	240.7	€120.3	€1,693.2	€(0.5)	€949.0	€161.3	€2,923.3

Net income for the six months ended June 30, 2006	—	—	—	—	176.8	—	176.8
Currency translation adjustment, net of applicable income taxes of € 1.2m	—	—	—	—	—	(39.7)	(39.7)
Change in minimum pension liability, net of applicable income taxes of € 0.0m	—	—	—	—	—	0.1	0.1
Change in fair value of derivatives, net of applicable income taxes of € (0.4)m	—	—	—	—	—	2.1	2.1
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.0m	—	—	—	—	—	1.4	1.4
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.1)m	—	—	—	—	—	0.5	0.5
Comprehensive income							141.2
Stock option compensation	—	—	1.8	—	—	—	1.8
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.2)	—	—	(0.2)
Cash dividends (€0.30 per share)	—	—	—	—	(72.2)	—	(72.2)

As at June 30, 2006	240.7	120.3	1,695.0	(0.7)	1,053.6	125.7	2,993.9

Net income for the six months ended December 31, 2006	—	—	—	—	136.6	—	136.6
Currency translation adjustment, net of applicable income taxes of € 1.1m	—	—	—	—	—	27.9	27.9
Change in fair value of derivatives, net of applicable income taxes of € 0.5m	—	—	—	—	—	(2.4)	(2.4)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.6)m	—	—	—	—	—	0.4	0.4
Comprehensive income	—	—	—	—	—	—	162.5
Adoption of FAS 158:
Minimum pension liability adjustment, net of applicable income taxes of € (4.1)m	—	—	—	—	—	12.0	12.0
Unrecognised losses and prior service cost, net of applicable income taxes of €10.3m	—	—	—	—	—	(36.4)	(36.4)
Shares issued to employees exercising stock options	1.4	0.7	21.8	—	—	—	22.5
Stock option compensation	—	—	2.2	—	—	—	2.2

As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7

See notes to the consolidated financial statements on pages 11 to 19

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(euro in millions)
As at December 31, 2006	242.1	€121.0	€1,719.0	€(0.7)	€1,190.2	€127.2	€3,156.7

Cumulative effect of accounting change for Interpretation No. 48 adoption (see Note 2)	—	—	—	—	1.6	—	1.6

As at January 1, 2007	242.1	121.0	1,719.0	(0.7)	1,191.8	127.2	3,158.3

Net income for the six months ended June 29, 2007	—	—	—	—	213.7	—	213.7
Currency translation adjustment, net of applicable income taxes of €0.4m	—	—	—	—	—	(3.6)	(3.6)
Change in fair value of derivatives, net of applicable income taxes of €0.2m	—	—	—	—	—	(1.0)	(1.0)
Unrealised gain on available-for-sale investments, net of applicable income taxes of €(0.5)m	—	—	—	—	—	1.6	1.6
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of €0.0m	—	—	—	—	—	0.2	0.2
Amortization of actuarial losses and prior service cost, net of applicable income taxes of €(0.2)m	—	—	—	—	—	0.5	0.5
Comprehensive income							211.4
Stock option compensation	—	—	2.8	—	—	—	2.8
Changes in deferred compensation related to Employee Share Ownership Plan	—	—	—	(0.4)	—	—	(0.4)
Cash dividends (€0.32 per share)	—	—	—	—	(77.5)	—	(77.5)
Statutory minimum dividend provision	—	—	—	—	(5.4)	—	(5.4)
	242.1	€121.0	€1,721.8	€(1.1)	€1,322.6	€124.9	€3,289.2

See notes to the consolidated financial statements on pages 11 to 19

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.              BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (‘the Company’) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2006.

2.              NEW ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (‘Statement No. 155’). Statement No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (‘Statement No. 133’). Statement No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or when certain events occur that constitute a remeasurement (i.e. new basis) event for a previously recognized hybrid financial instrument. An entity must document its election to measure a hybrid financial instrument at fair value, either concurrently or via a pre-existing policy for automatic election. Once the fair value election has been made, that hybrid financial instrument may not be designated as a hedging instrument pursuant to Statement No. 133. The Statement No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (i.e. new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Upon adoption, an entity may elect fair value measurement for existing financial instruments with embedded derivatives that had previously been bifurcated pursuant to Statement No. 133. The adoption of Statement No. 155 did not have an impact on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘Interpretation No. 48’), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  Interpretation No. 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. Interpretation No. 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted this Statement on January 1, 2007. As a result of the implementation, the Company recognized a decrease of €1.6 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of the date of adoption and after the impact of recognizing the decrease in liability noted above, the Company’s unrecognized tax benefits totalled €26.4 million, all of which, if recognized, may affect the effective tax rate. The Company is not aware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months as of the date of adoption.

Also, as of the adoption date, the Company had accrued interest expense related to the unrecognized tax benefits of €0.7 million. The Company continues to recognize interest accruing and penalties if incurred, which are attributable to income tax matters, as income tax expenses.

The Company has operations in a large number of countries which each have their own laws and practice concerning a statute of limitations or its equivalent which sets a time limit for the examination of the tax affairs of the Company’s operations for a fiscal year. These time limits are generally of 5 years duration but in the case of fraud these time limits may be substantially increased, for example up to 15 years in the case of Switzerland. The time limit for examination, excluding situations of tax fraud or fiscal criminality, in the case of our major tax jurisdictions are as follows: Greece 5 years; Italy 5 years; Nigeria 6 years; Romania 5 years; Russia 3 years.

In the second quarter of 2007, our effective tax rate reflected an approximate €2.6 million tax charge related to amounts required to be recorded for changes in our uncertain tax positions under Interpretation No. 48.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (‘Statement No. 157’). Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently evaluating the expected effect of adoption of this standard on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (‘Statement No. 159’).  Statement No. 159 permits an entity to measure certain financial assets and financial liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Statement No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. Statement No. 159 is effective as at the beginning of an entity’s first fiscal year that begins after November 15, 2007 and must be applied prospectively. Early adoption is permitted, provided the entity also elects to apply the provisions of FASB Statement No. 157. The Company is currently assessing the effect of Statement No. 159 on its financial statements.

In June 2007, the Emerging Issues Task Force (‘EITF’) reached a consensus on EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (‘EITF 06-11’). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on non-vested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective on January 1, 2008. The Company is currently assessing the effect of EITF 06-11 on its financial statements.

3.              SEASONALITY

Operating results for the six months ended June 29, 2007 are not indicative of the results that may be expected for the year ended December 31, 2007 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

4.              RECENT ACQUISITIONS

On May 31, 2007, the Company announced the completion of the acquisition of 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction is €15.8 million (including debt but excluding acquisition costs). The acquisition of Eurmatik is not expected to affect materially group profitability in the near term. At this stage, the acquisition has resulted in the recording of goodwill of €13.3 million and other intangible assets of €2.1 million. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalization.

5.              INVENTORIES

Inventories consist of the following (in millions):

	June 29, 2007	December 31, 2006

Finished goods	€210.7	€157.7
Raw materials & work in progress	212.5	157.3
Consumables	103.5	72.7
Payments on account	2.9	2.0
	€529.6	€389.7

6.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

The Company’s intangible assets consist mainly of franchise rights related to our bottlers’ agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, the Company believes its franchise agreements will continue to be renewed at each expiration date and, therefore, have an indefinite useful life. The Company determines the useful life of its trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that the Company has recorded on its balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is the Company’s intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	June 29, 2007	December 31, 2006
Intangible assets not subject to amortization
Franchise rights	€1,988.2	€1,997.4
Goodwill	769.4	760.5
Trademarks	34.7	34.8
	2,792.3	2,792.7
Intangible assets subject to amortization
Water rights	1.9	1.9
Customer contracts	2.7	0.8
Distribution rights	0.2	0.4
	€2,797.1	€2,795.8

The changes in the carrying amounts of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2006	€597.9	€125.5	€37.1	€760.5
Current period acquisitions	13.3	—	—	13.3
Adjustment to goodwill arising from prior period acquisitions	(2.2)	—	—	(2.2)
Foreign exchange differences	(4.2)	0.7	1.3	(2.2)
Balance as at June 29, 2007	€604.8	€126.2	€38.4	€769.4

7.              SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 28 countries, (including our equity investment based in the Former Yugoslav Republic of Macedonia – ‘FYROM’) and our financial results are reported in the following segments:

Established countries:                      Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation, amortization, stock option compensation expense and impairment charges. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
	(euro in millions)		(euro in millions)
Net sales revenue
Established countries	€749.6	€703.4	€1,318.6	€1,221.0
Developing countries	343.0	269.9	559.4	441.7
Emerging countries	676.3	535.8	1,091.7	868.8
	1,768.9	1,509.1	2,969.7	2,531.5
Cash operating profit
Established countries	139.2	140.8	206.2	201.3
Developing countries	63.8	47.7	82.7	55.5
Emerging countries	145.7	98.4	199.8	141.9
	348.7	286.9	488.7	398.7
Depreciation
Established countries	(28.7)	(30.7)	(58.4)	(60.5)
Developing countries	(17.9)	(16.9)	(33.9)	(33.4)
Emerging countries	(42.5)	(31.0)	(80.7)	(62.5)
	(89.1)	(78.6)	(173.0)	(156.4)
Amortization
Established countries	(0.1)	(0.1)	(0.3)	(0.2)
Developing countries	—	—	—	—
Emerging countries	(0.1)	—	(0.1)	—
	(0.2)	(0.1)	(0.4)	(0.2)
Stock option compensation
Established countries	(0.5)	(0.3)	(0.9)	(0.6)
Developing countries	(0.2)	(0.1)	(0.5)	(0.3)
Emerging countries	(0.7)	(0.6)	(1.4)	(0.9)
	(1.4)	(1.0)	(2.8)	(1.8)
Impairment
Established countries	—	(0.5)	—	(6.1)
Developing countries	—	(1.9)	—	(1.9)
Emerging countries	—	(2.5)	—	(3.3)
	—	(4.9)	—	(11.3)
Operating profit
Established countries	109.9	109.2	146.6	133.9
Developing countries	45.7	28.8	48.3	19.9
Emerging countries	102.4	64.3	117.6	75.2
	258.0	202.3	312.5	229.0
Reconciling items
Interest expense			(40.8)	(37.3)
Interest income			4.6	3.8
Other income			0.3	—
Other expenses			(0.2)	(1.1)
Income tax expense			(66.9)	(27.4)
Share of income of equity method investees			9.5	11.7
Minority interests			(5.3)	(1.1)
Net income before cumulative effect of accounting change			€213.7	€177.6

	As at
	June 29, 2007	December 31, 2006
Total assets
Established countries	€4,023.5	€3,789.4
Developing countries	1,574.6	1,426.6
Emerging countries	2,439.0	1,987.1
Corporate / intersegment receivables	(160.2)	84.5
	€7,876.9	€7,287.6

8.              EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Six Months Ended
	June 29, 2007	June 30, 2006
Numerator
Net income	€213.7	€176.8

Denominator
Basic	242.1	240.7
Dilutive effect of stock options	0.9	0.8
Diluted	243.0	241.5

	Three Months Ended
	June 29, 2007	June 30, 2006
Numerator
Net income	€191.4	€177.0

Denominator
Basic	242.1	240.7
Dilutive effect of stock options	1.0	0.6
Diluted	243.1	241.3

9.              RESTRUCTURING

During the first six months of 2007, the Company recorded restructuring charges of €5.8 million before tax, comprising cash restructuring charges of €5.7 million and accelerated depreciation of €0.1 million reflected in cost of goods sold. The restructuring charges relate to initiatives in Ireland. In Ireland, the project to develop a single all-island production facility is proceeding well.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	June 29, 2007	December 31, 2006

As at beginning of the period	€22.2	€9.0
Arising during the period	5.7	53.0
Utilized during the period	(3.1)	(39.8)
As at end of period	€24.8	€22.2

10.       ASSETS HELD FOR SALE

It is the Group’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece. As at 29 June 2007, the net book value of these assets was €2.6 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs are expected to exceed their carrying value. These assets are included in “Other current assets”.

11.       CONTINGENCIES

The Greek Competition Authority issued a decision on January 25, 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On June 16, 2004, the fine was reduced on appeal to €1.8 million. On June 29, 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of January 25, 2002. On October 7, 2005, the Group was served with notice to appear before the Greek Competition Authority.

On June 14, 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of January 25, 2002. The Greek Competition Authority imposed this penalty for the period from February 1, 2002 to February 16, 2006, resulting in a total of €8.7 million. On August 31, 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, the Company has increased the charge to its financial statements in connection with this case to €8.9 million. The Company also incurred consulting fees and additional expenses of €0.4 million in connection to this case. The Group believes that it has substantial legal and factual defenses to the Authority’s decision.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present, it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The Company has not provided for any losses related to this case.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In the past, such issues were successfully resolved in most of these countries. The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities. However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €15.8 million. The Company has made a provision for €2.9 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The Company’s tax filings are routinely subjected to audit by tax authorities in most of the jurisdictions in which we conduct business. These audits may result in assessments of additional taxes. The Company has adopted Interpretation No. 48 as at January 1, 2007 and now accounts for uncertain tax positions in accordance with this interpretation of Statement No. 109. Accordingly, the Company provides for taxation, interest and penalties with respect to uncertain tax positions that based upon the technical merits of individual tax positions do not meet the criteria of being more likely than not of being sustained under full review by the relevant tax authorities.

12.  NET DEBT

Net debt consists of the following (in millions):

	As at
	June 29, 2007	December 31, 2006

Long-term borrowings (including leases)	€1,595.5	€1,598.6
Short-term borrowings (including leases)	264.6	303.2
Cash and cash equivalents	(293.0)	(288.7)
Net debt	€1,567.1	€1,613.1

13.       PENSIONS

Components of net periodic benefit cost consist of the following (in millions):

	Six Months Ended
	June 29, 2007	June 30, 2006

Service cost	€10.5	€9.8
Interest cost	8.1	8.1
Expected return on plan assets	(5.2)	(4.9)
Amortization of transition obligations	—	0.4
Recognized net actuarial obligation loss	0.7	0.9
Curtailment/settlement and terminations	0.5	5.8
	€14.6	€20.1

	Three Months Ended
	June 29, 2007	June 30, 2006

Service cost	€5.3	€4.9
Interest cost	4.0	4.1
Expected return on plan assets	(2.6)	(2.5)
Amortization of transition obligations	—	0.2
Recognized net actuarial obligation loss	0.3	0.4
Curtailment/settlement and terminations	0.4	3.0
	€7.4	€10.1

The Company disclosed in its financial statements for the year ended December 31, 2006 that it expects to contribute €9.2 million to its pension plans during 2007. As at June 29, 2007, the Company has made contributions of €4.5 million to these plans.

14.  SUBSEQUENT EVENTS

On July 5, 2007, the Company agreed to acquire 100% of Aquavision, a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the transaction is expected to be €191.5 million, including debt but excluding acquisition costs. The final consideration is subject to adjustments depending on the final working capital. The transaction is subject to regulatory approval.

Coca-Cola Hellenic Bottling Company S.A.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) – unaudited

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit

	Six months ended
	June 29, 2007	June 30, 2006
	€ million	€ million
Operating profit under US GAAP	312.5	229.0

Recognition of previously unrecognized pre-acquisition tax losses (1)	(0.3)	(7.8)
Treatment of joint ventures (2)	15.1	15.5
Restructuring charges (3)	5.7	10.6
Other	(2.2)	(3.5)
Operating profit under IFRS	330.8	243.8

Reconciliation of net income

	Six months ended
	June 29, 2007	June 30, 2006
	€ million	€ million
Net income under US GAAP	213.7	176.8

Cumulative effect of accounting change for Statement No. 123 (R)	—	0.8
Deferred tax (4)	4.0	(12.3)
Restructuring charges (3)	5.7	10.5
Other	(1.7)	(2.4)
Net income under IFRS	221.7	173.4

In summary, the significant differences are as follows:

(1)               In accordance with IAS 12R, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

(2)               The Company’s interests in jointly controlled entities, Brewinvest S.A., the Multon Z.A.O. group and Fresh & Co, are accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

(3)               In accordance with FASB Statement No. 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefits are recognized at fair value over the term of the retention period. Under IFRS, such costs are recognized on the date at which the exit plan is committed to. In addition, if it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then provision for any such amounts should not be recorded under US GAAP.

(4)               The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. For example, under US GAAP a significantly larger balance is recorded as franchise rights than under IFRS. As deferred tax is applied to this franchise rights balance, enacted tax rate changes can have a material effect on deferred tax balances under US GAAP that is not reflected under IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: August 9, 2007